BWC FINANCIAL CORP.

2002
Annual
Report



Table of Contents

Executive Management Team

JAMES L. RYAN
Chairman of the Board &
Chief Executive Officer

TOM J. MANTOR
President &
Chief Operating Officer

LELAND E. WINES
Executive Vice President &
Chief Financial Officer

JOHN R. SHEETS
Executive Vice President &
Chief Credit Officer

ANDREA L. HEAD
Executive Vice President,
Real Estate Finance

BWC Financial Corp.

Board of Directors

JAMES L. RYAN
Chairman of the Board &
Chief Executive Officer
Bank of Walnut Creek

RICHARD G. HILL
Owner,
R.G. Hill Company

CRAIG LAZZARESCHI
President,
Greater Bay Development
Corporation

JOHN F. NOHR
President,
Woodminster Company, Inc.

REYNOLD C. JOHNSON III
President,
Pacific Land Enterprises, Inc.

TOM MANTOR
President,
Bank of Walnut Creek

JOHN L. WINTHER
President,
Delta Wetlands

VANCE R. HASWELL
Chairman of the
Board Emeritus
Bank of Walnut Creek
Retired-Previously President,
Oakmont Memorial Park
and Mortuary

Officers

JAMES L. RYAN
President,
Chief Executive Officer
and Chairman of the Board

LELAND E. WINES
Executive Vice President,
Secretary and
Chief Financial Officer

BWC's Strategic Values   THE FOUNDATION OF OUR COMMITMENT TO EXCELLENCE

OUR PEOPLE
More than employees, our people are a team working
together to achieve strength and success.

SELLING
Selling is a culture that must permeate the organization,
inspiring people to listen, act and deliver.

OUTSTANDING SERVICE
Outstanding Service means providing financial
solutions to clients with professionalism, personal
attention and caring.

MANAGING RISK
Managing Risk involves constant assessment, looking
beyond immediate implications to maintain a healthy
organization.

TECHNOLOGY
Technology affords us the ability to provide a solid base
for operational effectiveness, convenience and versatility,
while we continue to maintain our personal touch.

COMMUNITY SERVICE
Beyond good corporate citizenship, Community Service
calls us to integrate with the communities we serve
through financial support and dedicated personal
involvement.

HAVING FUN
Having Fun entails meeting the daily challenges of the
business world with a sense of humor and friendship.

With an ever-struggling economy and an additional decrease in the prime rate, the business climate in 2002 presented extraordinary challenges in banking. We are pleased to report that BWC Financial Corp. faced these issues pragmatically and achieved a modest growth of 4%, with total assets of $409,466,000, compared to $395,057,000 in 2001.

Net income in 2002 was $4,588,000, reflecting a return on average assets of 1.13% and a return on average equity of 11.59%, respectable ratios in the banking industry.

With the prime rate at a low 4.75% during most of the year and 4.25% at year end, the Bank's net interest margin was compressed. For asset sensitive corporations such as ours, the declining interest rate environment causes interest-earning assets to be re-priced faster than interest-bearing liabilities with a corresponding decrease in net interest income. One of our strengths during what has become normal times becomes a weakness when we have abnormally low interest rates such as we do today; that is, that we have a very large core deposit base, checking accounts and money market accounts, as well as a large capital base. Most of that money is interest free, and so it cannot be re-priced. Consequently, our margins have shrunk more than others because they started off at a level larger than most. We still enjoy extremely strong margins in this competitive climate.

When the Bank was founded in 1980, the decision was made to operate as an asset sensitive organization, a determination that has proven to be prudent throughout our history. It is a policy that continues to have merit and will, in the years ahead, be a strong factor in our ongoing success.

While total deposits remained at levels similar to 2001, loan growth was up approximately 10%. With steady watchfulness to risk management and underwriting standards, credit quality remains sound.

BWC Mortgage Services had their most successful year ever, due in large part to the low interest rates and correspondingly strong real estate and refinance market. A steady flow of business was generated through their mortgage professionals located at their San Ramon headquarters and at every Bank of Walnut Creek branch office. Their website at *www.bwcmortgage.com* provides several interesting features including *Mortgage Manager*, pre-qualification and online loan applications.

Bank of Walnut Creek has grown its commercial real estate loan portfolio by providing financing for our existing clients. The Bank profits from its niche market in new home construction loans and remodels. Construction volume continues to be steady, in spite of the overall economy, and lowered interest rates present refinance opportunities in commercial real estate. The strong portfolio of construction projects includes subdivisions, custom homes, and small commercial developments.

Interest rate floors previously instituted on construction loans contributed to the Bank's earnings.

Due to consistent sales and strong service levels, the Bank experienced loan growth in all phases of business lending. A full range of services including commercial loans and lines of credit, SBA loans, accounts receivable financing, and equipment leasing combine to make BWC the Bank of choice for small and medium size businesses. A focus on niche markets and referrals from existing clients are important factors in the success of our business divisions.

The branch offices play a significant role in the Bank — with their emphasis on sales and service — consistently demonstrating that *our priority is people*. The Prime Only Equity Line, with its attractive features, generates new business in the consumer sector, and Prestige Business products are well received by businesses in the branch market areas.

Behind the scenes in our service departments, you will find professionalism, versatility and effectiveness — vital ingredients in the Bank's operation.

On the technology side, clients are pleased with the convenience of the Check Imaging system. Many clients have elected to receive their statements automatically by FAX or e-mail, and the posting of check images online has further enhanced the system. Clients who utilize *I-Banc*, BWC's Internet Banking program, can view their checks through our website at any time. *I-Banc* has expanded to include a bill payment option and special features for business users, and applications for Prestige business loans, SBA loans, and construction loans are available on the website at *www.bowc.com*.

Our commitment to the communities we serve is strong and unwavering as we support civic, welfare, cultural, education and youth programs. Our 2002 holiday gifts, offered on behalf of our clients, shareholders, employees and friends, went to the Contra Costa Crisis Center, Buenas Vidas Youth Ranch, and the Bay Area Crisis Nursery to help fund their good works.

Our strength is in our people, in our resolve, and in our resilience. We will face the uncertainties of 2003, renewing the proven management philosophies that have endured for more than twenty-two years.



James L. Ryan
Chairman of the Board & Chief Executive Officer

Tom Mantor
President & Chief Operating Officer

December 31,	2002	2001
In thousands		
ASSETS		
Cash and Due From Banks	$ 20,993	$ 15,016
Federal Funds Sold	2,000	6,000
Other Short-term Investments	36	33
Total Cash and Cash Equivalents	23,029	21,049
Investment Securities:		
Available-for-Sale	60,290	76,684
Held-to-Maturity (approximate fair value of		
$11,270 in 2002 and $10,338 in 2001)	10,815	10,025
Loans, Net of Allowance for Credit Losses of $5,977		
in 2002 and $5,403 in 2001	303,583	276,064
Bank Premises and Equipment, Net	3,161	3,558
Interest Receivable and Other Assets	8,588	7,677
Total Assets	$409,466	$395,057
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits:		
Noninterest-bearing	$ 99,175	$ 87,172
Interest-bearing:		
Money Market Accounts	141,553	143,317
Savings and NOW Accounts	50,066	44,543
Time Deposits:		
Under $100	26,087	30,416
$100 or more	24,072	35,021
Total Interest-bearing	241,778	253,297
Total Deposits	340,953	340,469
Federal Home Loan Bank Borrowings	23,622	12,955
Interest Payable and Other Liabilities	2,892	3,381
Total Liabilities	367,467	356,805
Commitments and Contingent Liabilities (Note 10)		
Shareholders' Equity		
Preferred Stock, no par value:		
5,000,000 shares authorized, none outstanding	—	—
Common Stock, no par value:		
25,000,000 shares authorized; issued and outstanding –		
3,619,510 shares in 2002 and 3,092,474 in 2001	32,575	27,160
Retained Earnings	8,570	10,391
Accumulated other comprehensive income	854	701
Total Shareholders' Equity	41,999	38,252
Total Liabilities and Shareholders' Equity	$409,466	$395,057

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Income

For the Years Ended December 31,	2002	2001	2000
In thousands except per share amounts			
Interest Income			
Loans, Including Fees	$ 21,452	$ 26,531	$ 27,787
Investment Securities:			
Taxable	3,292	3,290	3,244
Non-taxable	449	441	480
Federal Funds Sold	219	527	570
Other Short-term Investments	4	90	57
Total Interest Income	25,416	30,879	32,138
Interest Expense			
Deposits	4,063	8,202	9,066
Federal Funds Purchased	2	16	22
Other Borrowed Funds	938	373	51
Total Interest Expense	5,003	8,591	9,139
Net Interest Income	20,413	22,288	22,999
Provision For Credit Losses	1,200	1,600	1,150
Net Interest Income After Provision For Credit Losses	19,213	20,688	21,849
Noninterest Income			
BWC Mortgage Services — Commissions	7,844	5,909	3,315
BWC Mortgage Services — Fees & Other	1,428	970	609
Service Charges on Deposit Accounts	942	788	804
Other	1,394	1,332	1,147
Gains on Security Transactions	84	55	10
Total Noninterest Income	11,692	9,054	5,885
Noninterest Expense			
Salaries and Related Benefits	9,424	8,948	8,612
BWC Mortgage Services — Commissions	5,479	4,084	2,226
BWC Mortgage Services — Fees & Other	700	469	425
Occupancy	1,652	1,514	1,257
Furniture and Equipment	771	877	718
Other	4,719	4,494	4,057
Total Noninterest Expense	22,745	20,386	17,295
BWC Mortgage Services — Minority Interest	970	695	327
Income Before Income Taxes	7,190	8,661	10,112
Provision For Income Taxes	2,602	3,197	3,677
Net Income	$ 4,588	$ 5,464	$ 6,435
Basic Earnings Per Share	$ 1.33	$ 1.59	$ 1.85
Diluted Earnings Per Share	$ 1.27	$ 1.45	$ 1.66
Weighted Average Basic Shares	3,456,399	3,433,107	3,480,580
Weighted Average Diluted Share Equivalents Related to Options	157,425	334,725	397,129
Weighted Average Diluted Shares	3,613,824	3,767,831	3,877,709

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Changes in Shareholders' Equity

In thousands except share amounts

	Number of Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total	Comprehensive Income
Balance, January 1, 2000	2,612,786	$20,154	$ 9,802	$(527)	$29,429	
Net Income as of December 31, 2000	—	—	6,435	—	6,435	$6,435
Other Comprehensive Income, net of tax liability of $350	—	—	—	570	570	570
Comprehensive Income	—	—	—	—	—	7,005
Stock options exercised	122,460	495	—	—	495	
Repurchase and retirement of shares by the Corporation	(159,774)	(3,387)	—	—	(3,387)	
Common Stock issued and sold to the Defined Contribution Plan	15,640	321	—	—	321	
10% stock dividend including payment of fractional shares	259,738	5,260	(5,262)	—	(2)	
Tax benefit from the exercise of stock options	—	350	—	—	350	
Balance, December 31, 2000	2,850,850	23,193	10,975	43	34,211	
Net Income as of December 31, 2001	—	—	5,464	—	5,464	5,464
Other Comprehensive Income, net of tax liability of $402	—	—	—	658	658	658
Comprehensive Income	—	—	—	—	—	6,122
Stock options exercised	91,918	329	—	—	329	
Repurchase and retirement of shares by the Corporation	(132,002)	(2,704)	—	—	(2,704)	
10% stock dividend including payment of fractional shares	281,708	6,043	(6,048)	—	(5)	
Tax benefit from the exercise of stock options	—	299	—	—	299	
Balance, December 31, 2001	3,092,474	27,160	10,391	701	38,252	
Net Income as of December 31, 2002	—	—	4,588	—	4,588	4,588
Other Comprehensive Income, net of tax liability of $519	—	—	—	153	153	153
Comprehensive Income	—	—	—	—	—	$4,741
Stock options exercised	335,721	928	—	—	928	
Repurchase and retirement of shares by the Corporation	(117,723)	(2,396)	—	—	(2,396)	
10% stock dividend including payment of fractional shares	309,038	6,404	(6,409)	—	(5)	
Tax benefit from the exercise of stock options	—	479	—	—	479	
Balance, December 31, 2002	3,619,510	$32,575	$ 8,570	$ 854	$41,999	

The accompanying notes are an integral part of these consolidated statements.

For the Years Ended December 31,	2002	2001	2000
In thousands			
Operating Activities			
Net Income	$ 4,588	$ 5,464	$ 6,435
Adjustments to reconcile net income to net cash provided:			
Amortization of loan fees	(1,938)	(2,048)	(2,013)
Provision for credit losses	1,200	1,600	1,150
Depreciation and amortization	658	665	577
Gain on sale of securities available-for-sale	(84)	(55)	(10)
Real estate loans held for sale, net change	—	—	480
Tax benefit from the exercise of stock options	479	299	350
Decrease (increase) in interest receivable and other assets	(617)	445	(2,204)
Increase (decrease) in interest payable and other liabilities	(489)	(861)	1,509
Net Cash Provided by Operating Activities	3,797	5,509	6,274
Investing Activities			
Proceeds from the maturities of investment securities	34,893	16,037	9,386
Proceeds from the sales of available-for-sale investment securities	32,037	29,819	3,200
Purchase of investment securities	(51,383)	(64,148)	(14,495)
Loans originated, net of collections	(26,782)	(28,335)	(36,925)
Purchase of bank premises and equipment	(260)	(1,289)	(504)
Net Cash Used by Investing Activities	(11,495)	(47,916)	(39,338)
Financing Activities			
Net increase in deposits	484	30,833	50,967
Net increase (decrease) in borrowings to support real estate loans held for sale	—	—	(473)
Increase (decrease) in Federal Home Loan Bank and other borrowings	10,667	10,531	(3,003)
Proceeds from issuance of common stock	928	329	816
Cash paid for the repurchase of common stock	(2,396)	(2,704)	(3,387)
Cash paid in lieu of fractional shares	(5)	(5)	(2)
Net Cash Provided by Financing Activities	9,678	38,984	44,918
Cash and Cash Equivalents			
Increase (decrease) in cash and cash equivalents	1,980	(3,423)	11,854
Cash and cash equivalents at beginning of year	21,049	24,472	12,618
Cash and Cash Equivalents at end of year	$ 23,029	$ 21,049	$ 24,472
Additional Cash Flow Information			
Interest Paid	$ 5,667	$ 6,988	$ 8,685
Income Taxes Paid	$ 2,055	$ 2,285	$ 1,885

The accompanying notes are an integral part of these consolidated statements.

I　SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of BWC Financial Corp. (the "Corporation") and its subsidiaries, Bank of Walnut Creek (the "Bank"), and BWC Real Estate, conform with generally accepted accounting principles and general practice within the banking industry. The following is a summary of the more significant accounting policies.

NATURE OF OPERATIONS The Corporation operates in Northern California with four branches in Contra Costa County, three in northern Alameda County and one in Santa Clara County, in the city of San Jose. The Corporation's primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses, home construction lending, and home equity lines to individuals.

BASIS OF PRESENTATION The consolidated financial statements of the Corporation include the accounts of the Corporation, the Bank and BWC Real Estate. All significant inter-company balances and transactions have been eliminated in consolidation. BWC Real Estate, a wholly owned subsidiary of the Corporation, was formed in 1994 to enter into a joint venture arrangement with a real estate brokerage firm, creating a company called BWC Mortgage Services. As BWC Real Estate owns 51% of this joint venture, the Corporation has consolidated BWC Mortgage Services. The real estate brokerage firm's interest in the joint venture is shown as minority interest in the consolidated financial statements.

INVESTMENT SECURITIES The Corporation classifies its investments in debt and equity securities as "held-to-maturity," or "available-for-sale." Investments classified as held-to-maturity are reported at amortized cost; investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of shareholders' equity.

Amortization and accretion are included in interest income, while gains and losses on disposition are included in noninterest income and are determined using the specific identification method.

The Corporation's policy of carrying investment securities as held-to-maturity is based upon its ability and management's intent to hold such securities to maturity.

LOANS Loans are stated at the principal amount outstanding. Interest income is recognized using methods which approximate a level yield on principal amounts outstanding. The accrual of interest on loans is discontinued when the payment of principal or interest is considered to be in doubt, or when a loan becomes contractually past-due by 90 days or more with respect to principal or interest, except for loans that are well secured and in the process of collection. When a loan is placed on non-accrual status, any accrued but uncollected interest is reversed from current income. Loan origination fees are deferred and amortized as yield adjustments over the contractual lives of the underlying loans.

SALES AND SERVICING OF SBA LOANS The Corporation originates loans to customers under a Small Business Administration ("SBA") program that generally provides for SBA guarantees of 70% to 90% of each loan. The Corporation generally keeps both the guaranteed portion and the un-guaranteed portion in its own portfolio; however, it retains the option to sell the guaranteed portion to a third party. The Corporation may be required to refund a portion of the sales premium received if the borrower defaults or the loan prepays within 90 days of the settlement date. As a result, the Corporation recognizes no gain or loss on these loan sales until the 90-day period elapses.

To calculate the gain (loss) on sale, the Corporation's investment in an SBA loan is allocated among the retained portion of the loan and the sold portion of the loan, based on the relative fair value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan.

ALLOWANCE FOR CREDIT LOSSES Allowance for Credit Losses is maintained at a level considered adequate to provide for probable losses that can be reasonably estimated. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The Corporation performs a quarterly analysis of the adequacy of its allowance for credit losses. The Corporation's management believes that the amount of allowance is reasonable, based on its evaluation of the Bank's loan portfolio, the composition of credit products that have been introduced and overall credit quality. In the past few years, the Bank has opened a Leasing Division, a Small Business Administration lending program and a Commercial Real Estate lending program. The Bank has a high concentration of credit in single family Construction Real Estate lending. The uncertainties associated with the new products, coupled with the Bank's traditionally strong construction concentration are considered in determining the allowance.

PREMISES AND EQUIPMENT Premises and Equipment consists of leasehold improvements, furniture and equipment and are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of furniture and equipment, primarily from five to fifteen years. Leasehold improvements are amortized over the terms of the leases or their estimated useful lives, whichever is shorter.

FEDERAL HOME LOAN BANK BORROWINGS (FHLB) AND OTHER BORROWINGS The Corporation had collateralized and uncollateralized lines of credit of $30,661,000 at December 31, 2002. Of this, $11,661,000 was comprised of the unused borrowing capacity the Bank had with the FHLB, due to the Bank's excess collateral position.

Qualifying real estate loans are pledged with the FHLB to secure borrowings for the purpose of protecting an interest rate spread on offsetting fixed-rate commercial real estate loans granted by the Bank with similar amounts and terms. The loans are amortized over a ten-year period and carry interest rates ranging from 4.69% to 6.8%. The cash flow receivable to the Bank, on the underlying loans granted by the Bank to its clients, is designed to meet the cash flow payments due from the Bank on its borrowings from the FHLB. Although the Bank has unused borrowing capacity under this line, management intends to only draw on this line as a funding source for fixed-rate commercial real estate loans the Bank grants to its clients. This borrowing is of a long-term installment nature, and as a result, will not fluctuate materially during the year.

The table below provides further detail of the Bank's FHLB advances:

In thousands	2002	2001
Outstanding:		
Average outstanding loans during the period	$16,887	$ 6,708
Outstanding at year-end	$23,622	$12,955
Interest rates:		
Weighted average rate on loans during the period	4.12%	5.83%
Weighted average rate on loans outstanding at year-end	5.11%	5.97%

The Bank has Federal Funds lines of $15,000,000. These are available on an overnight basis and are on an "as available" basis and can be revoked by the grantor at any time. The Bank also has securities pledged for additional "overnight" borrowing needs with the FHLB of $3,000,000 and with the Federal Reserve Bank of $1,000,000. These credit sources generally have interest rates tied to the Federal Funds rate or are indexed to short-term U.S. Treasury rates or LIBOR. As of December 31, 2002 and 2001, the Bank had no borrowings outstanding under these lines.

INCOME TAXES The Corporation files consolidated income tax returns which include both the parent company and its subsidiaries. Deferred income taxes are recorded for all significant income and expense items recognized in different periods for financial reporting and income tax purposes.

EARNINGS PER SHARE (EPS) Basic EPS is calculated by dividing net income by the weighted average shares outstanding. No dilution for any potentially dilutive securities is included. Diluted EPS is calculated by dividing net income by the weighted average shares outstanding during the period including the dilutive effect of stock options. Weighted average shares and per-share amounts presented for all periods reflect the 10% stock dividend paid in July, 2002, June, 2001 and August, 2000.

LETTERS OF CREDIT AND COMMITMENTS TO EXTEND CREDIT Letters of credit and commitments to extend credit are extended based upon evaluations of customer credit worthiness. The amount of collateral obtained is based upon these evaluations. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Standby letters of credit and commitments to extend credit generally have fixed expiration dates or other termination clauses. Because many of the standby letters of credit and commitments to extend credit are expected to expire without being drawn upon, total guarantee and commitment amounts do not necessarily represent future cash requirements.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK The Bank accepts deposits and grants credit primarily within its local service area, the counties of Contra Costa, Alameda and Santa Clara, California. The Bank has a diversified loan portfolio and grants consumer, commercial and construction real estate loans, and is not dependent on any industry or group of customers. Although the Bank has a diversified loan portfolio, a substantial portion of its loans are real-estate related.

STATEMENT OF CASH FLOWS For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, Fed Funds sold and other short-term investments, with original maturities of three months or less.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING FOR STOCK-BASED COMPENSATION The Corporation uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS 123) permits companies to continue using the intrinsic value method or to adopt a fair-value-based method to account for stock option plans. The fair-value-based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Corporation has elected to continue to use the intrinsic value method. The pro forma disclosures illustrating the impact on net income of applying the fair-value method are reflected in the following table.

Had the Corporation used the fair value method prescribed by SFAS 123, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net Income:			
As reported	$4,588,000	$5,464,000	$6,435,000
Compensation expense	33,000	156,000	105,000
Pro forma	$4,555,000	$5,308,000	$6,330,000
Basic Earnings per share:			
As reported	$ 1.33	$ 1.59	$ 1.85
Pro forma	$ 1.32	$ 1.55	$ 1.82
Diluted Earnings per share:			
As reported	$ 1.27	$ 1.45	$ 1.66
Pro forma	$ 1.26	$ 1.41	$ 1.63
Weighted Average Basic Shares	3,456,399	3,433,107	3,480,580
Weighted Average Diluted Shares	3,613,824	3,767,831	3,877,709

PRIOR YEAR RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform with the current year presentation.

NEW ACCOUNTING PRONOUNCEMENTS During the year 2002 the Financial Accounting Standard Board issued the following accounting standards.

SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123.* This Statement amends FASB No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As of December 31, 2002, the Company has adopted the disclosure requirements of the Statement and continues to follow the intrinsic value method to account for stock-based employee compensation.

2   INVESTMENT SECURITIES

An analysis of the investment security portfolio at December 31, follows:

In thousands   2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Estimated Fair Value
Available-for-Sale				
Securities of U.S. Government Agencies	$26,664	$ 471	$–	$27,135
Taxable Securities of State and Political Subdivisions	15,158	546	–	15,704
Corporate Debt Securities	17,095	356	–	17,451
Total	58,917	1,373	–	60,290
Held-to-Maturity				
Obligations of State and Political Subdivisions	10,815	455	–	11,270
Total Investment Securities	$69,732	$1,828	$–	$71,560

In thousands   2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Estimated Fair Value
Available-for-Sale				
U.S. Treasury Securities	$ 9,160	$ –	$1	$ 9,159
Securities of U.S. Government Agencies	40,102	522	–	40,624
Taxable Securities of State and Political Subdivisions	19,815	521	–	20,336
Corporate Debt Securities	6,477	88	–	6,565
Total	75,554	1,131	1	76,684
Held-to-Maturity				
Obligations of State and Political Subdivisions	10,025	313	–	10,338
Total Investment Securities	$85,579	$1,444	$1	$87,022

In 2002, 2001, and 2000, the Corporation received proceeds from sale of available-for-sale investment securities of $32,037,000, $29,819,000 and $3,200,000 respectively, and gains included in other noninterest income totaled $84,000, $55,000 and $10,000 respectively.

The maturities of the investment security portfolio at December 31, 2002 follow:

In thousands

	Amortized Cost	Estimated Fair Value	Effective Yield
Held-to-Maturity			
Within one year	$ 2,456	$ 2,494	5.10%
After one-through-five years	8,359	8,776	5.69%
Over five years through ten years	–	–	–
Total	$10,815	$11,270	5.55%
Available-for-Sale			
Within one year	$29,505	$29,890	4.68%
After one-through-five years	29,177	30,159	4.25%
Over five years through ten years	235	241	4.07%
Total	$58,917	$60,290	4.46%

At December 31, 2002 and 2001, securities with a book value of $14,321,000 and $11,118,000 respectively, were pledged to secure public deposits. Market value of these same securities on those dates were $14,744,000 and $11,443,000 respectively.

3   LOANS

The majority of the Bank's loans are to customers in Contra Costa, Alameda and Santa Clara Counties and surrounding areas. Depending upon the type of loan, the Bank generally obtains a secured interest in the general assets of the borrower and/or in any assets being financed.

Outstanding loans by type at December 31, were:

In thousands	2002	2001
Real Estate Construction	$ 82,261	$ 91,673
Commercial Real Estate	72,332	47,028
Commercial	89,505	81,878
Installment	51,857	47,732
Leases	13,605	13,156
Total	309,560	281,467
Less: Allowance for Credit Losses	(5,977)	(5,403)
Net Loans	$303,583	$276,064

The following table provides further information on past-due and nonaccrual loans at December 31.

In thousands	2002	2001
Loans past due 90 days or more, still accruing interest	$328	$ 257
Nonaccrual Loans	426	846
Total	$754	$1,103

As of December 31, 2002 and 2001, the Corporation's recorded investment in impaired loans was $754,000 and $1,103,000 respectively. As of December 31, 2002, and 2001, the Corporation had established a valuation allowance of $651,000 and $775,000 respectively, against impaired loans. The average recorded investment in impaired loans for 2002 and 2001 was $868,000 and $1,577,000 respectively.

As of December 31, 2002 and 2001, no loans were outstanding that had been restructured. No interest earned on nonaccrual loans that was recorded in income remains uncollected. Interest foregone on nonaccrual loans was approximately $82,000 in 2002, $354,000 in 2001, and $49,000 in 2000.

4   ALLOWANCE FOR CREDIT LOSSES

December 31, In thousands	2002	2001	2000
Total loans outstanding at end of period, before deducting allowance for credit losses	$309,560	$ 281,467	$252,323
Average total loans outstanding during period	$279,890	$ 267,177	$231,991
Analysis of the allowance for credit losses:			
Beginning Balance	$ 5,403	$ 5,042	$ 4,466
Charge-offs:			
Commercial	545	1,009	502
Leases	270	382	125
Installment	23	75	34
Total Charge-Offs	838	1,466	661
Recoveries:			
Commercial	82	138	72
Leases	119	79	8
Installment	11	10	7
Total Recoveries	212	227	87
Net Charge-Offs (Recoveries)	626	1,239	574
Provisions charged to expense	1,200	1,600	1,150
Ending Balance	$ 5,977	$ 5,403	$ 5,042
Ratio of net charge-offs (recoveries) to average total loans	0.22%	0.46%	0.25%
Ratio of allowance for credit losses to total loans at end of period	1.93%	1.92%	2.00%

5   PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, follows:

In thousands	2002	2001
Leasehold Improvements	$ 1,801	$ 1,666
Furniture and Equipment	4,646	4,589
Bank-owned Premises	1,326	1,321
	7,773	7,576
Accumulated Depreciation and Amortization	(4,612)	(4,018)
Premises and Equipment, Net	$ 3,161	$ 3,558

The amount of depreciation and amortization included in occupancy and furniture and equipment expense was $658,000 in 2002, $665,000 in 2001, and $577,000 in 2000.

6   COMPREHENSIVE INCOME

For the Bank, comprehensive income includes net income reported on the statements of income and changes in the fair value of its available-for-sale investments reported as a component of shareholders' equity.

The components of other comprehensive income for the years ended December 31, 2002, 2001 and 2000 are as follows:

In thousands	2002	2001	2000
Unrealized gain arising during the period, net of tax	$205	$ 692	$576
Reclassification adjustment for net realized gains on securities available-for-sale included in net income during the year, net of tax	52	34	6
Net unrealized gain included in other comprehensive income	$153	$658	$570

7 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 2002 and 2001. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than if a forced or liquidation sale.

In thousands	2002	
	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 23,029	$ 23,029
Investment securities	71,105	71,560
Loans (net)	303,583	311,644
Deposit liabilities	340,953	341,289
Federal Home Loan Bank borrowings	23,622	25,528

In thousands	2001	
	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 21,049	$ 21,049
Investment securities	86,709	87,022
Loans (net)	276,064	271,054
Deposit liabilities	340,469	343,762
Federal Home Loan Bank borrowings	12,955	13,625

The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents and other liabilities.

Loans, net of lease financing receivable, are valued on the basis of estimated future receipts of principal and interest, discounted at current rates. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. Future cash flows for homogeneous categories of consumer loans are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. The fair value of nonaccrual loans also is estimated on a present value basis, using higher discount rates appropriate to the higher risk involved. Fair value is also net of the allowance for credit losses which is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio.

Investment securities are valued at quoted market prices, if available. For securities not quoted, the reported fair value is estimated on the basis of financial and other information.

Fair value of demand deposits and deposits with no defined maturity is taken to be the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated using rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

The fair value of commitments to extend credit is estimated by using the fees currently charged to others to enter into similar agreements, taking into account the terms of the agreements, and the present creditworthiness of the counterparties. The fair value of commitments at December 31, 2002 and 2001 was immaterial.

8 INCOME TAXES

The provisions for income taxes in 2002, 2001, and 2000 consist of the following:

In thousands	2002	2001	2000
Current			
Federal	$2,002	$2,125	$3,172
State	759	873	1,074
Total Current	2,761	2,998	4,246
Deferred			
Federal	(83)	134	(487)
State	(76)	65	(82)
Total Deferred	(159)	199	(569)
Total	$2,602	$3,197	$3,677

The components of the net deferred tax assets of the Bank as of December 31, 2002 and 2001 were as follows:

In thousands	2002	2001
Deferred Tax Assets		
Allowance for credit losses	$2,219	$2,025
Employee benefits and other	256	228
State taxes	234	297
Total Deferred Tax Assets	2,709	2,550
Deferred Tax Liabilities		
Available-for-sale securities	(519)	(430)
Net Deferred Tax Assets	$2,190	$2,120

The provisions for income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes. The reasons for these differences are as follows:

In thousands	2002	2001	2000
Provision based on the statutory Federal rate of 34%	$2,445	$ 2,945	$3,438
Increases (reductions) in income taxes resulting from:			
State franchise taxes, net of Federal income tax benefit	514	626	723
Non-taxable interest income	(499)	(449)	(282)
Other	142	75	(202)
Total	$2,602	$ 3,197	$3,677

The 2002 and 2001 current tax provision does not reflect the deduction for tax purposes of non-qualified stock options exercised by directors. The benefit of the tax deduction is reflected as a direct increase to equity in the amount of $479,000 and $299,000 respectively and a decrease of taxes payable of $479,000 and $299,000 respectively.

9 STOCK OPTIONS

In 2000, the Board of Directors of the Corporation adopted the 2000 Stock Option Plan, approved by shareholders in 2000, authorizing the issuance of up to 15% of the Corporation's issued and outstanding shares. Under the 2000 Stock Option Plan, options to purchase shares of the Corporation's common stock may be granted to certain key employees or directors. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares at the grant date. To date, all options granted have been at the fair market value of the shares at the grant date and are non-transferable and are exercisable in installments.

As of December 31, 2002, 456,748 shares were available for future grant. The options are fully vested in either four or five years, depending on the terms granted, and expire after ten years.

A summary of the status of the Corporation's stock option plan at December 31, 2002, 2001, and 2000, which presents changes during the years then ended, is presented in the table below. Figures have been adjusted to reflect the 10% stock dividend given in July 2002, June 2001 and in July 2000.

	2002		2001		2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	448,682	$ 5.85	544,751	$ 4.95	680,262	$ 4.19
Granted	31,925	$20.50	34,045	$18.63	25,955	$16.81
Exercised	344,530	$ 2.70	101,110	$ 3.25	158,245	$ 3.44
Forfeited	11,859	$18.06	29,004	$14.37	3,221	$14.37
Outstanding at end of year	124,218	$17.19	448,682	$ 5.85	544,751	$ 4.95
Exercisable at end of year	54,082	$15.03	383,801	$ 3.94	474,618	$ 3.66
Weighted average fair value of options granted during the year		$ 9.26		$ 8.84		$ 7.57

The fair value of each option grant in 2002, 2001, and 2000, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000: risk-free rate of 4.88% for 2002, 5.21% for 2001 and 5.17% for 2000, no expected dividend yield, expected life of 8 years and expected volatility of 25.76% in 2002, 30.23% in 2001 and 33.14% in 2000.

The following table summarizes information about stock options outstanding at December 31, 2002.

| | Options Outstanding | | | Options Exercisable | |
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Contractual Life Remaining Years	Weighted Average Exercise Price	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$14.37 – $22.84	124,218	8.45	$17.19	54,082	$15.03

10 COMMITMENTS AND CONTINGENCIES

As of December 31, 2002 the approximate future minimum net rental payments under non-cancelable operating leases for premises were as follows:

Year	Amount
In thousands	
2003	$ 1,252
2004	1,255
2005	1,181
2006	947
2007	879
Thereafter	7,002
Total	$12,516

Rental expense for premises under operating leases included in occupancy expense was $972,000, $911,000, and $638,000, in 2002, 2001, and 2000 respectively. Minimum rentals may be adjusted for increases in the lessors' operating costs and/or increases in the Consumer Price Index.

At December 31, 2002, the Bank had outstanding approximately $183,802,000 in undisbursed loan commitments and $985,000 in standby letters of credit, which are not reflected in the accompanying consolidated balance sheets. Management does not anticipate any material losses to result from these transactions.

11 DEFINED CONTRIBUTION PLAN

Substantially all eligible, salaried employees of the Corporation are covered by the Bank of Walnut Creek Employee Stock Ownership and Savings Plan, a defined contribution plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation's earnings. The expense for this plan, for both matching and discretionary contributions, was $298,000, $359,000, and $374,000 in 2002, 2001, and 2000, respectively. Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.

12 OTHER NONINTEREST EXPENSE

Other noninterest expense is comprised of the following:

In thousands	2002	2001	2000
Data Processing	$ 753	$ 596	$ 532
Professional Fees	625	532	500
Business Development & Education	368	488	448
Telephone and Postage	441	397	356
Supplies	271	305	251
Marketing	359	388	298
Regulatory Fees	85	93	86
Other	1,817	1,695	1,586
Total	$4,719	$4,494	$4,057

13   RESTRICTIONS ON SUBSIDIARY TRANSACTIONS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior approval from regulatory authorities. The limitations for a given year equal the lesser of the Bank's net profits (as defined in the regulations) for the current year, combined with the retained net profits for the preceding two years or the Bank's retained earnings. Under these restrictions, $15,447,000 of the Bank's retained earnings were available for dividends at December 31, 2002.

    The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Corporation is prohibited from borrowing from the Bank, unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank's shareholders' equity. Under these provisions, secured loans and advances to the Corporation were limited to $4,077,000 as of December 31, 2002. The Corporation has never received such extensions of credit by the Bank.

14   CONDENSED FINANCIAL INFORMATION

A summary of the financial statements of BWC Financial Corp. — parent-company-only at December 31, follows:

In thousands	2002	2001
SUMMARY BALANCE SHEETS		
Assets		
Cash on Deposit with the Bank	$ 598	$ 1,160
Investment in the Bank	40,771	36,063
Investment in BWC Real Estate	630	1,029
Total Assets	$41,999	$38,252
Shareholders' Equity		
Common Stock	$32,575	$27,160
Retained Earnings	9,424	11,092
Total Shareholders' Equity	$41,999	$38,252

In thousands	2002	2001	2000
SUMMARY STATEMENTS OF INCOME			
Expenses – General and Administrative	$ 138	$ 83	$ 89
Loss before income taxes and equity in net income of Subsidiaries	(138)	(80)	(89)
Income tax benefit	49	30	34
Equity in Earnings of Subsidiaries			
Distributed:			
Bank	–	3,000	1,000
BWC Real Estate	1,000	–	500
Undistributed:			
Bank	4,076	2,083	5,287
BWC Real Estate	(399)	431	(297)
Net Income	$4,588	$ 5,464	$6,435

In thousands	2002	2001	2000
SUMMARY STATEMENTS OF CASH FLOWS			
Operating Activities			
Net Income	$4,588	$ 5,464	$ 6,435
Adjustments to reconcile net income to net cash used by operating activities:			
Equity in undistributed net income of Subsidiaries	(3,677)	(2,514)	(4,990)
Net Cash Provided (Used) by Operating Activities	911	2,950	1,445
Financing Activities			
Proceeds from issuance of common stock	928	329	816
Cash paid in lieu of fractional shares	(5)	(5)	(2)
Shares repurchased by the Corporation	(2,396)	(2,704)	(3,387)
Net Cash Provided (Used) by Financing Activities	(1,473)	(2,380)	(2,573)
Increase (Decrease) in Cash	(562)	570	(1,128)
Cash on Deposit with the Bank			
Beginning of year	1,160	590	1,718
End of year	$ 598	$ 1,160	$ 590

The Corporation and the Bank are subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital to risk-weighted assets and of Tier I Capital to average assets (as defined). Management believes that the Corporation and the Bank, as of December 31, 2002 meet all capital adequacy requirements to which they are subject.

As of December 31, 2002 the most recent notification from FDIC categorized the Corporation and the Bank as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as "Well Capitalized" the Corporation and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation's or Bank's category.

The Corporation's and Bank's actual capital amounts and ratios are presented in the following table:

In thousands	Amount	Actual Ratio	Minimum Capital Adequacy Requirements	Minimum for Well Capitalized
As of December 31, 2002				
Total Capital (to Risk Weighted Assets):				
Consolidated	$45,653	12.70%	$28,755 ≥8.0%	$35,944 ≥10.0%
Bank of Walnut Creek	$44,424	12.37%	$28,731 ≥8.0%	$35,913 ≥10.0%
Tier 1 Capital (to Risk Weighted Assets):				
Consolidated	$41,145	11.45%	$14,377 ≥4.0%	$ 21,566 ≥6.0%
Bank of Walnut Creek	$39,916	11.11%	$14,365 ≥4.0%	$ 21,548 ≥6.0%
Tier 1 Capital (to Average Assets):				
Consolidated	$41,145	10.04%	$16,392 ≥4.0%	$ 20,490 ≥5.0%
Bank of Walnut Creek	$39,916	9.77%	$16,340 ≥4.0%	$ 20,424 ≥5.0%
As of December 31, 2001				
Total Capital (to Risk Weighted Assets):				
Consolidated	$41,591	11.57%	$28,755 ≥8.0%	$35,944 ≥10.0%
Bank of Walnut Creek	$39,399	10.97%	$28,731 ≥8.0%	$35,913 ≥10.0%
Tier 1 Capital (to Risk Weighted Assets):				
Consolidated	$37,551	10.45%	$14,377 ≥4.0%	$ 21,566 ≥6.0%
Bank of Walnut Creek	$35,361	9.85%	$14,365 ≥4.0%	$ 21,548 ≥6.0%
Tier 1 Capital (to Average Assets):				
Consolidated	$37,551	9.16%	$16,392 ≥4.0%	$ 20,490 ≥5.0%
Bank of Walnut Creek	$35,361	8.66%	$16,340 ≥4.0%	$ 20,424 ≥5.0%

The Corporation is principally engaged in community banking activities through its eight Bank branches. In addition to its community banking activities, the Corporation provides mortgage brokerage services through its joint venture, BWC Mortgage Services. These activities are monitored and reported by Corporation management as a separate operating segment. The separate banking offices have been aggregated into a single reportable segment, Community Banking. The other operating segments do not meet the prescribed aggregation or materiality criteria and therefore are reported as "All Other" in the following table.

The Corporation's community banking segment provides loans, leases and lines of credit to local businesses and individuals. This segment also derives revenue by investing funds that are not loaned to others in the form of loans, leases or lines of credit, into investment securities. The business purpose of BWC Mortgage Services is the origination and placement of long-term financing for real estate mortgages.

Summarized financial information for the years ended December 31, 2002, 2001, and 2000 concerning the Corporation's reportable segments is shown in the following table.

In thousands	Community Banking	Mortgage Services	All Other	Adjustments	Total
2002					
Total Interest Income	$ 25,418	$ 4		$ (6)	$ 25,416
Commissions Received		7,844			7,844
Total Interest Expense	5,007	3		(7)	5,003
Salaries & Benefits	8,531	893			9,424
Commissions Paid		5,479			5,479
Segment Profit before Tax	6,309	1,940	(89)	(970)	7,190
Total Assets (at December 31)	$409,164	$ 875	$ 835	$(1,408)	$409,466
2001					
Total Interest Income	$ 30,886	$ 5		$ (12)	$ 30,879
Commissions Received		5,909			5,909
Total Interest Expense	8,597	5		(11)	8,591
Salaries & Benefits	8,260	688			8,948
Commissions Paid		4,084			4,084
Segment Profit before Tax	8,016	1,390	(50)	(695)	8,661
Total Assets (at December 31)	$394,795	$ 740	$1,120	$(1,598)	$395,057
2000					
Total Interest Income	$ 32,129	$ 21		$ (12)	$ 32,138
Commissions Received		3,315			3,315
Total Interest Expense	9,126	25		(12)	9,139
Salaries & Benefits	8,187	425			8,612
Commissions Paid		2,226			2,226
Segment Profit before Tax	9,840	654	(55)	(327)	10,112
Total Assets (at December 31)	$350,299	$ 426	$ 652	$ (846)	$350,513

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

In thousands except share and per share amounts	March 31,	June 30,	September 30,	December 31,
2002				
Interest income	$ 6,628	$ 6,244	$ 6,249	$ 6,295
Interest expense	1,382	1,269	1,242	1,110
Net interest income	5,246	4,975	5,007	5,185
Provision for credit losses	300	300	300	300
Noninterest income	2,395	2,373	2,944	3,980
Noninterest expense	5,428	5,210	5,664	6,443
BWC Mortgage Services – Minority Interest	190	171	274	335
Income before income taxes	1,723	1,667	1,713	2,087
Provision for income taxes	642	606	609	745
Net income	$ 1,081	$ 1,061	$ 1,104	$ 1,342
Earnings per common share:				
Basic	$ 0.32	$ 0.31	$ 0.32	$ 0.38
Diluted	$ 0.30	$ 0.29	$ 0.31	$ 0.37
Weighted Average Basic Shares	3,382,694	3,401,998	3,480,458	3,560,447
Weighted Average Diluted Share Equivalents Related to Options	249,358	201,536	118,229	51,574
Weighted Average Diluted Shares	3,632,052	3,612,534	3,598,687	3,612,021
2001				
Interest income	$ 8,226	$ 7,810	$ 7,652	$ 7,191
Interest expense	2,576	2,307	2,098	1,610
Net interest income	5,650	5,503	5,554	5,581
Provision for credit losses	375	375	400	450
Noninterest income	1,972	2,166	2,128	2,788
Noninterest expense	4,726	5,360	4,819	5,481
BWC Mortgage Services – Minority Interest	136	166	153	240
Income before income taxes	2,385	1,768	2,310	2,198
Provision for income taxes	902	654	837	804
Net income	$ 1,483	$ 1,114	$ 1,473	$ 1,394
Earnings per common share:				
Basic	$ 0.43	$ 0.33	$ 0.43	$ 0.41
Diluted	$ 0.39	$ 0.29	$ 0.39	$ 0.38
Weighted Average Basic Shares	3,466,634	3,420,465	3,434,877	3,410,452
Weighted Average Diluted Share Equivalents Related to Options	368,133	359,841	320,142	290,780
Weighted Average Diluted Shares	3,834,766	3,780,306	3,755,018	3,701,232

All share and per-share amounts give effect to the 10% stock dividend in July 2002 and June 2001.

Report of Independent Public Accountants

To the Shareholders and Board of Directors of BWC Financial Corp.

We have audited the accompanying consolidated balance sheets of BWC Financial Corp. (a California corporation) and Subsidiaries (the Corporation) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BWC Financial Corp. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

MOSS ADAMS LLP

Stockton, California
January 23, 2003

The following is a summary of selected consolidated financial data for the five years ended December 31, 2002. The summary is followed by management's discussion and analysis of the significant changes in income and expense presented therein. This information should be read in conjunction with the consolidated financial statements and notes related thereto appearing elsewhere in this report.

In thousands except share and per share amounts	2002	2001	2000	1999	1998
SUMMARY OF EARNINGS					
Interest Income	$ 25,416	$ 30,879	$ 32,138	$ 24,784	$ 21,862
Interest Expense	5,003	8,591	9,139	6,625	6,774
Net Interest Income	20,413	22,288	22,999	18,159	15,088
Provision for Credit Losses	1,200	1,600	1,150	600	825
Net Interest Income after Provision for Credit Losses	19,213	20,688	21,849	17,559	14,263
Noninterest Income	11,692	9,054	5,885	6,102	5,955
Noninterest Expense	22,745	20,386	17,295	15,469	12,762
Minority Interest	970	695	327	350	549
Income before Income Taxes	7,190	8,661	10,112	7,842	6,907
Provision for Income Taxes	2,602	3,197	3,677	3,046	2,679
Net Income	$ 4,588	$ 5,464	$ 6,435	$ 4,796	$ 4,228
Diluted Earnings Per Share (1)	$ 1.27	$ 1.45	$ 1.66	$ 1.21	$ 1.09
Weighted Average Diluted Shares (1)	3,613,824	3,767,831	3,877,709	3,960,501	3,895,076
Book Value Per Diluted Share (1)	$ 11.62	$ 10.15	$ 8.82	$ 7.43	$ 6.25
SUMMARY BALANCE SHEETS AT DECEMBER 31					
Cash and Due from Banks	$ 20,993	$ 15,016	$ 20,684	$ 12,593	$ 14,345
Federal Funds Sold	2,000	6,000	3,268	–	2,300
Other Short-term Investments	36	33	520	25	35
Investment Securities	71,105	86,709	67,945	65,456	59,247
Loans, Net	303,583	276,064	247,281	209,493	183,058
Other Assets	11,749	11,235	10,815	9,164	5,914
Total Assets	$ 409,466	$ 395,057	$ 350,513	$ 296,731	$ 264,899
Noninterest-bearing Deposits	$ 99,175	$ 87,172	$ 88,143	$ 76,958	$ 69,783
Interest-bearing Deposits	241,778	253,297	221,493	181,711	168,357
Federal Funds Purchased	–	–	–	5,350	–
Other Borrowed Funds	23,622	12,955	2,424	550	–
Other Liabilities	2,892	3,381	4,242	2,733	2,416
Shareholders' Equity	41,999	38,252	34,211	29,429	24,343
Total Liabilities and Shareholders' Equity	$ 409,466	$ 395,057	$ 350,513	$ 296,731	$ 264,899

(1) All share and per-share amounts give effect to the 10% stock dividend in July 2002, June 2001, August 2000, the 2-for-1 stock split of July 1998 and the 10% stock dividends given in February 1998.

FORWARD-LOOKING STATEMENTS Except for historical financial information contained herein, certain matters discussed in the Annual Report of BWC Financial Corp. constitute "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to BWC Financial Corp., Bank of Walnut Creek and BWC Real Estate, include, but are not limited to, those related to the economic environment, particularly in the areas in which the Company and the Banks operate, competitive products and pricing, loan delinquency rates, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management and asset/liability management, the financial and securities markets, and the availability of and costs associated with sources of liquidity.

GENERAL — 2002 This past year has proved to be an interest rate challenge with the prime rate at 4.75% until November, when it was lowered again, to end the year at 4.25%, a 40 year low. Our Corporation is, and always has been, asset sensitive. This means that our interest earning assets are re-priced faster then the supporting interest bearing liabilities. As a result, in a dropping rate environment, the Corporation's net interest margin is compressed with a corresponding decrease in net interest income. This is reflected in the lower earnings this year as compared to 2001. If interest rates remain at the current historic lows during 2003, and the economy does not respond with material growth, 2003 will also prove to be a year of challenge for earnings growth.

BWC Financial Corp. had a modest growth of 4%, or approximately $14 million, in total assets from the prior year. Total deposits remained at about the same levels as the prior year; however, loan growth was up approximately 10%. Net income was down 16% or $876,000 less than 2001 as a result of low interest rates.

The Corporation's mortgage brokerage joint venture, BWC Mortgage Services, had their most successful year ever. This was in large part due to the low interest rates and the correspondingly strong real estate and refinancing market.

NET INCOME Net income in 2002 was $4,588,000, which reflects a return on average assets of 1.13% and a return on average equity of 11.59%. The Corporation's average earning assets increased $26,216,000, or 7%, during 2002 as compared to 2001.

During 2001, the Corporation's net income was $5,464,000, which represented a return on average assets of 1.45% and a return on average equity of 14.97%. The Corporation's average earning assets increased $49,159,000, or 16% during 2001 as compared to 2000.

Net income in 2000 was $6,435,000, which represented a 1.97% return on average assets and a return on average equity of 20.45%.

NET INTEREST INCOME Interest income represents interest earned by the Corporation on its portfolio of loans and investment securities. Interest expense represents interest paid to the Corporation's depositors, as well as the temporary borrowing of Fed Funds on an occasional overnight basis. Net interest income is the difference between interest income on earning assets, and interest expense on deposits and other borrowed funds. The volume of loans and deposits and interest-rate fluctuations resulting from various economic conditions may significantly affect net interest income.

Total interest income in 2002 decreased $5,463,000 as compared to 2001. This was related in total to the drop in interest rates. Analysis of the influence rates had on interest income showed that interest income was approximately six and one-half million dollars less in 2002 than would have been earned using the rates in effect during 2001.

Total interest expense in 2002 decreased $3,588,000 from 2001. This was also related in total to the drop in interest rates. Analysis of the influence rates had on interest expense showed that interest expense was approximately four million dollars less in 2002 than would have been expensed using the rates in effect during 2001.

Based on the above factors affecting interest income and interest expense, net interest income decreased $1,875,000 during 2002 as compared to 2001. Had the same rates been in effect during 2002 as were experienced in 2001, the net interest income of the Corporation would have increased by approximately $2,300,000.

Total interest income in 2001 decreased $1,259,000 as compared to 2000. This was related in total to the drop in interest rates. Analysis of the influence rates had on interest income showed that interest income was over five million dollars less in 2001 than would have been earned using the rates in effect during 2000.

Total interest expense in 2001 decreased $548,000 from 2000. This was also related in total to the drop in interest rates. Analysis of the influence rates had on interest expense showed that interest expense was approximately two million dollars less in 2001 than would have been expensed using the rates in effect during 2000.

Based on the above factors affecting interest income and interest expense, net interest income decreased $711,000 during 2001 as compared to 2000. Had the same rates been in effect during 2001 as were experienced in 2000, the net interest income of the Corporation would have increased by over three million dollars.

NET INTEREST MARGIN Net interest margin is the ratio of net interest income divided by average earning assets. The Corporation's net interest margin for 2002 averaged 5.43%, which represents a .93% decrease from the margin earned during 2001. During 2002 the prime rate averaged 4.68%, or 1.68% less than during 2001.

The Corporation's net interest margin for 2001 averaged 6.36%, which represents a 1.25% decrease from the margin earned during 2000. During 2001 the prime rate averaged 6.92%, or 2.32% less than during 2000.

PROVISION FOR CREDIT LOSSES An allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably estimated and is in accordance with SFAS 5. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The ratio of the allowance for credit losses to total loans as of December 31, 2002 was 1.93%, as compared to 1.92% for the period ending December 31, 2001. The Corporation's ratios for both periods are considered adequate to provide for losses inherent in the loan portfolio.

The Corporation performs a quarterly analysis of the adequacy of its allowance for credit losses. As of December 31, 2002 the Corporation had $4,485,000 in allocated reserves and $1,492,000 in unallocated reserves. As of December 31, 2001 the Corporation had $5,216,000 in allocated reserves and $187,000 in unallocated reserves. The Corporation's management believes that the amount of unallocated reserves is reasonable due to the growth of the Bank's loan portfolio and the new credit products that have been introduced. In the past few years, the Bank has opened a Leasing Division, a Small Business Administration lending program and a Commercial Real Estate lending program. The Bank has a high concentration of credit in single family Construction Real Estate lending. The uncertainties associated with the new products, coupled with the Bank's traditionally strong construction concentration are considered in determining the allowance.

The Corporation had net charge-offs of $626,000 during 2002 as compared to net charge-offs of $1,239,000 during the comparable period in 2001.

NONINTEREST INCOME — 2002 VS. 2001 Total noninterest income in 2002 was $2,638,000 greater than earned in 2001. The noninterest income of the Corporation includes BWC Mortgage Services commissions and their other operating income. The noninterest income associated with BWC Mortgage Services accounted for $2,393,000 of the increase in noninterest income from 2001. With the low interest rates that prevailed in 2001, mortgage financing and refinancing activities were at an all-time high.

For Bank of Walnut Creek, income from service charges increased $154,000 between the respective periods. Other noninterest income from various sources was up $62,000 from the prior year. Gains on security transactions were $84,000 in 2002 as compared to $55,000 the prior year.

2001 VS. 2000 Total noninterest income in 2001 was $3,169,000 greater than earned in 2000. The noninterest income of the Corporation includes BWC Mortgage Services commissions and their other operating income. The noninterest income associated with BWC Mortgage Services accounted for $2,955,000 of the increase in noninterest income from 2000. With the low interest rates that prevailed in 2001, mortgage financing and refinancing activities were at an all-time high.

For Bank of Walnut Creek, income from service charges decreased $16,000 between the respective periods, due to a reduction in income from NSF charges assessed in 2001 as compared to 2000. Other noninterest income from various sources was up $185,000 from the prior year. Gains on security transactions of $55,000 in 2001 as compared to $10,000 the prior year were due primarily to gains on agency securities, which were called during 2001. Calls are made when the issuing agency can refinance the bonds at lower rates of interest.

NONINTEREST EXPENSE — 2002 VS. 2001 Total noninterest expense in 2002 increased $2,359,000 over that of 2001. The noninterest expense of the Corporation includes BWC Mortgage Services sales commissions and their other operating expenses. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $1,626,000 in 2002 as compared to 2001.

Salaries and related benefits reflect an increase of $476,000 over that of 2001. Of this approximately $200,000 originated from BWC Mortgage Services, and the remainder was from the Bank and related to salary and merit increases on existing staff plus material increases in medical insurance premiums. Full time equivalents (FTE) in the Bank averaged approximately 120 during both 2002 and 2001.

Total occupancy expense increased $138,000 between the respective periods. This reflects increases in operating leases and costs of other office space based on terms contained in lease contracts.

Furniture and equipment expense decreased $106,000 from the previous year, which is partly a reflection of complete amortization of equipment which continues to be in use and a reduction in maintenance and repair expense on equipment.

Other operating expenses increased $225,000 over the comparable expenses in 2001. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities. The largest segment of increase is in the Corporation's technology investment. This includes the introduction of image statements and checks, the support of internet banking service including bill pay services and on-line check images, plus other information technology investments.

2001 VS. 2000 Total noninterest expense in 2001 increased $3,091,000 over that of 2000. The noninterest expense of the Corporation includes BWC Mortgage Services sales commissions and their other operating expenses. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $1,884,000 in 2001 as compared to 2000.

For Bank of Walnut Creek, officer and staff salaries reflect an increase of $336,000 over that of 2000. The increase between the two periods was related to salary and merit increases on existing staff and to staff number increases. Due to expansion of the Bank's branch office network, and growth and expansion in departments, full time equivalents (FTE) in the Bank averaged 120 as compared to 114 during 2000.

Total occupancy expense increased $275,000 between the respective periods. This is partly related to the new office in San Jose, which opened in March 2001, renewal at market rates of our Pleasanton facilities which had been under a favorable sublease, and to the new master lease that was obtained on our headquarters building in Walnut Creek. It also reflects increases in operating leases and costs of other office space based on terms contained in lease contracts.

Furniture and equipment expense increased $159,000 from the previous year, related primarily to the opening of our San Jose office, remodeling and additions to our computer facilities, installation of new check and statement imaging equipment, and expanded operations.

Other operating expenses increased $437,000 over the comparable expenses in 2000. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities, the introduction of our internet banking service in early 2001, and other information technology investments.

CAPITAL ADEQUACY The Federal Deposit Insurance Corporation (FDIC) has established risk-based capital guidelines requiring banks to maintain certain ratios of "qualifying capital" to "risk-weighted assets". Under the guidelines, qualifying capital is classified into two Tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. Currently, the Bank's Tier 1 capital consists of shareholders' equity, while Tier 2 capital consists of the eligible allowance for credit losses. The Bank has no subordinated notes or debentures included in its capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance-sheet assets and off-balance-sheet assets.

The Bank's Tier 1 and Total (which included Tier 1 and Tier 2) risk-based capital ratios surpassed the regulatory minimum of 8% at December 31, for both 2002 and 2001.

The FDIC also has a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by the quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3% for the highest-rated banks.

The Bank's leverage ratio surpassed the regulatory minimum of 3% at December 31, for both 2002 and 2001.

See Footnote 15 of the Consolidated Financial Statements.

LIQUIDITY The objective of liquidity management is to ensure the cash flow requirements of depositors and borrowers, as well as the operating cash needs of the Corporation, are met, taking into account all on- and off-balance sheet funding demands. Liquidity management also includes ensuring cash flow needs are met at a reasonable cost. Liquidity risk arises from the possibility the Corporation may not be able to satisfy current or future financial commitments, or the Corporation may become unduly reliant on alternative funding sources. The Corporation maintains a liquidity risk management policy to address and manage this risk. The policy identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity, and establishes minimum liquidity requirements which comply with regulatory guidance. The policy also includes a contingency funding plan to address liquidity needs in the event of an institution-specific or a systemic financial market crisis. The liquidity position is continually monitored and reported on monthly to the Asset/Liability Management Committee.

Funds are available from a number of sources, including the securities portfolio, the core deposit base, the capital markets, the Federal Home Loan Bank, the Federal Reserve Bank, and through the sale and securitization of various types of assets. Funding sources did not change significantly during 2002. Core deposits, the most significant source of funding, comprised approximately 77% of funding in both 2002 and 2001.

At the financial holding company level, the Corporation uses cash to repurchase common stock and pay for professional services and miscellaneous expenses. The main sources of funding for the holding company include dividends and returns of investment from its subsidiaries.

During the past three years, the primary source of funding for the holding company has been receipts from stock options exercised, dividends, and returns of investment from its subsidiaries. During 2002, 2001, and 2000, stock options exercised generated cash to the Corporation of $928,000, $329,0000, and $495,000 respectively. Based on the current level of options outstanding, future cash-flows from this source are expected to diminish. The subsidiaries of the Corporation declared dividends to the holding company in 2002, 2001, and 2000 of $1,000,000, $3,000,000, and $1,500,000 respectively. The subsidiaries also provided liquidity to the Corporation in the form of returns of capital during 2002, 2001, and 2000 of $4,678,000, $5,514,000, and $6,490,000 respectively. As of January 1, 2003, the amount of dividends the bank subsidiary can pay to the parent company without prior regulatory approval was $15,447,000, versus $15,967,000 at January 1, 2002. As discussed in Note 13 to the consolidated financial statements, the subsidiary bank is subject to regulation and, among other things, may be limited in their ability to pay dividends or transfer funds to the holding company. Accordingly, consolidated cash flows as presented in the consolidated statements of cash flows in note 14, may not represent cash immediately available to the holding company.

Cash, investment securities, and other temporary investments represent 23% of total assets at December 31, 2002 and 27% of total assets at December 31, 2001.

The Corporation's management has an effective asset and liability management program, and carefully monitors its liquidity on a continuing basis. Additionally, the Corporation has available from correspondent banks, Federal Fund lines of credit totaling $15,000,000. In addition, the Corporation has a $2,000,000 secured borrowing line with the Federal Home Loan Bank and a $1,000,000 secured borrowing line with the Federal Reserve Bank.

APPLICATION OF CRITICAL ACCOUNTING POLICIES The Corporation's consolidated financial statements are prepared in accordance with generally accepted accounting principles and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes.

These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in Note 4.

Lease financing receivables may include a residual value component, and may contain some risk associated with the valuation of leased asset residuals. Most of the Corporation's lease receivables carry a nominal residual of $1, however, on some, a 10% residual of the original purchase price is applied, which management estimates to represent a conservative amount. At the end of the lease term, the lessee may have the option to buy the equipment at the residual price, or return it. The resale value of equipment returned may exceed or be less than the amount of residual taken. The Corporation lease portfolio contains no automobile financings. As of December 31, 2002 the Corporation's lease financing residual value was $569,000 against lease receivables of $13,605,000.

Any material effect on the financial statements related to these critical accounting areas is also discussed in this financial review.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES, AND OFF-BALANCE SHEET ARRANGEMENTS The following table presents, as of December 31, 2002, the Corporation's significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

In thousands		Payments Due In			
	Note Reference	One Year or Less	1-5 Years	Over 5 Years	Total
Deposits without a stated maturity*		$76,525	$214,269	$ –	$290,794
Time deposits <$100		22,745	3,342	–	26,087
Time deposits >$100		19,972	4,100	–	24,072
FHLB Borrowings	1	602	7,252	15,768	23,622
Operating leases	10	$ 1,252	$ 4,262	$ 7,002	$ 12,516

*Duration analysis of these deposits reflects a life of 3.8 years.

A schedule of significant commitments at December 31, 2002 follows:

In thousands	
Commitments to extend credit:	
Unused real estate construction commitments	$66,748
Unused commercial loan commitments	48,816
Revolving home equity and credit card lines	37,276
Standby letters of credit	971
Commercial letters of credit	14
Other loans	$ 1,626

Further discussion of these commitments is included in Note 10 to the consolidated financial statements. In addition, the Corporation has commitments and obligations under its Defined Contribution Plan as described in Note 11 to the consolidated financial statements.

COMMON STOCK PRICES The common stock of BWC Financial Corp. is traded on the NASDAQ exchange. At December 31, 2002, BWC Financial Corp. had 354 shareholders of record plus approximately 486 street-named shareholders. At December 31, 2001, BWC Financial Corp. had 353 shareholders of record plus approximately 465 street-named shareholders.

The shareholders of BWC Financial Corp. will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available, subject to the dividend preference, if any, on preferred shares that may be outstanding and also subject to the restrictions of the California General Corporation Law. There are no preferred shares outstanding at this time. It is not anticipated that any cash dividends will be declared in the foreseeable future.

The low and high closing bid quotations for 2002 and 2001 were:

2002		*2001*	
1st Quarter	$18.73 – $20.77	1st Quarter	$14.88 – $22.31
2nd Quarter	$17.82 – $20.10	2nd Quarter	$17.36 – $22.73
3rd Quarter	$17.86 – $20.48	3rd Quarter	$16.32 – $19.77
4th Quarter	$16.50 – $20.90	4th Quarter	$14.95 – $19.18

Stock prices have been adjusted for dividends and splits.

INTEREST-RATE RISK MANAGEMENT Movement in interest rates can create fluctuations in the Corporation's income and economic value due to an imbalance in the re-pricing or maturity of assets or liabilities. The components of interest-rate risk which are actively measured and managed include re-pricing risk and the risk of non-parallel shifts in the yield curve. Interest-rate risk exposure is actively managed with the goal of minimizing the impact of interest-rate volatility on current earnings and on the market value of equity.

In general, the assets and liabilities generated through ordinary business activities do not naturally create offsetting positions with respect to re-pricing or maturity characteristics. Therefore, the Corporation uses a variety of measurement tools to monitor and control the overall interest-rate risk exposure of the on-balance-sheet positions. For each measurement tool, the level of interest-rate risk created by the assets and liabilities is a function primarily of their contractual interest-rate re-pricing dates and contractual maturity (including principal amortization) dates. The Corporation employs a variety of modeling tools to monitor interest-rate risks. One of the earlier and more basic models is GAP reporting. The net difference between the amount of assets and liabilities within a cumulative calendar period is typically referred to as the "rate sensitivity position."

As part of the GAP analysis to help manage interest-rate risk, the Corporation also performs an earnings simulation analysis to identify the interest-rate risk exposures resulting from the Corporation's asset and liability positions, such as its loans, investment securities and customer deposits. The Corporation's policy is to maintain a risk of a 2% rate shock to net interest income at risk to a level of not more than 15%. The earnings simulation analysis as of December 31, 2002 estimated that a 2% interest-rate shock (decrease) could lower pretax earnings by $2,542,000, which was 12.45% of 2002 net interest income.

This earnings simulation does not account for the potential impact of loan prepayments, deposit drifts, or other balance sheet movements in response to modeled changes in interest rates, and the resulting effect, if any, on the Corporation's simulated earnings analysis.

INTEREST RATE SENSITIVITY

Proper management of the rate sensitivity and maturities of assets and liabilities is required to provide an optimum and stable net interest margin. Interest rate sensitivity spread management is an important tool for achieving this objective and for developing strategies and means to improve profitability. The schedules shown below reflect the interest rate sensitivity position of the Corporation as of December 31, 2002. Management believes that the sensitivity ratios reflected in these schedules fall within acceptable ranges, and represent no undue interest rate risk to the future earnings prospects of the Corporation.

Repricing within:	3 Months	3-6 Months	12 Months	1-5 Years	Over 5 Years	Totals
In thousands except share and per share data						
Assets						
Federal Funds Sold & Short-term Investments	$ 2,036	$ –	$ –	$ –	$ –	$ 2,036
Investment securities	4,007	11,947	16,392	38,518	241	71,105
Construction & Real Estate Loans	105,762	23,918	1,563	7,330	16,020	154,593
Commercial Loans	82,262	4,408	1,013	1,822	–	89,505
Consumer Loans	51,594	76	69	118	–	51,857
Leases	558	3,070	3,087	6,890	–	13,605
Interest-bearing assets	$246,219	$ 43,419	$ 22,124	$ 54,678	$ 16,261	$382,701
Liabilities						
Money market accounts	$70,777	$ 70,776	$ –	$ –	$ –	$141,553
Time deposits < $100	3,755	13,315	5,675	3,342	–	26,087
Time deposits > $100	2,973	13,070	3,929	4,100	–	24,072
FHLB Borrowings	49	249	304	7,252	15,768	23,622
Interest-bearing liabilities	$ 77,554	$ 97,410	$ 9,908	$ 14,694	$ 15,768	$215,334
Rate-sensitive gap	$168,665	$(53,991)	$ 12,216	$ 39,984	$ 493	$167,367
Cumulative rate-sensitive gap	$168,665	$114,674	$126,890	$166,874	$167,367	
Cumulative rate-sensitive ratio	3.17	1.66	1.69	1.84	1.78	

Administration

JAMES L. RYAN
Chief Executive Officer &
Chairman of the Board

TOM J. MANTOR
President &
Chief Operating Officer

LELAND E. WINES
Executive Vice President &
Chief Financial Officer

JOHN R. SHEETS
Executive Vice President &
Chief Credit Officer

SHERRY PENDER
Senior Vice President,
Loan Administration

CAROL A. JOHNSON
Senior Vice President,
Branch Administrator

BARBARA W. PELLETIER
Vice President,
Marketing Director

PEGGY L. HERZOG-MILLS
Vice President,
CRA/Compliance Officer

MICHAEL S. THOMSON
Vice President,
Operations Administration

DONNA E. SCHNEIDER
Vice President,
Controller

NANCY FIRBY
Vice President,
Human Resources

HEIDI MANN
Vice President,
Loan Administration

BETTYE A. GONZALES
Training Administration

Accounting

MICHELLE MONACO
Vice President,
Manager

Central Services

BARBARA LUDDEN
Vice President,
Manager

CHRISTOPHER HARE
Assistant Vice President,
Assistant Manager

Data Processing

RICK MCGHEHEY
Senior Vice President,
Manager

GILBERT MACUMU
Assistant Manager

Note Department

JUDY L. GODBEY
Vice President,
Manager

Real Estate Finance

ANDREA L. HEAD
Executive Vice President

JIM JACKSON
Senior Vice President,
Commercial Real Estate

JOHN ASSILY
Vice President,
Loan Officer

JULIA BURGESS
Vice President

BARBARA LOPEZ
Assistant Vice President,
Operations Officer

SBA Division

RUTH BROWN
Senior Vice President,
Manager

ANN L. NG
Vice President,
Senior Credit Analyst

Walnut Creek Regional Business Center

MICHAEL HENGL
Senior Vice President,
Regional Manager

FRED McCARL
Vice President,
Business Banker

KATHY BERG
Vice President,
Business Banker
Pleasanton Office

CHARLES HEINS
Vice President,
Business Banker

PETER MILLS
Vice President,
Business Banker

EMMA PILAR RAMIREZ
Vice President,
Loan Officer

LYNNE ESCOBEDO
Credit Analyst

BWC Business Credit

BWC Equipment Leasing

PAUL W. KNOWLTON
President

DAVE LUEDERS
Vice President,
Business Development

LORI LITTLEFORD
Vice President,
Commercial Leasing

CRAIG CREAMER
Vice President,
Business Development

RAQUEL FINNEY
Operations Manager





BANK OF WALNUT CREEK OFFICES

Walnut Creek

ALAN D. MOORE
Vice President,
Branch Manager

DEBBIE GRISSOM
Assistant Vice President,
Branch Operations Manager

SUSAN CASTILLO
Assistant Vice President,
Loan Officer

ANDREA RICAFRENTE
Operations Officer

SCOTT OPPERMAN
Branch Service Manager

Orinda

GAIL WOZNAK
Vice President,
Manager

KATE COOPER
Assistant Vice President,
Branch Service Manager

San Ramon

WALT TREMBLEY
Vice President,
Manager

SUSHMA MALKANI
Branch Service Manager

JANIE CUNNINGHAM
Branch Utility Officer

Danville

DIANE J. SLATER
Vice President,
Manager

ANDREA GONZALES
Branch Service Manager

Pleasanton

JAMES T. ISAAC
Vice President,
Manager

LESLIE MURPHY
Branch Service Manager

SUE SHAFTO
Branch Utility Officer

Fremont Regional Business Center

HERB VON GOETZ
Senior Vice President,
Regional Manager

Livermore

LYDIA A. SANTIN
Assistant Vice President,
Manager

PAT NIELSEN
Branch Service Manager

TRACEY DANIELS
Branch Utility Officer

South Bay Regional Office

STEVE PROUTY
Senior Vice President,
Regional Manager

JOYCE PUOPOLO
Vice President,
Business Banker

CHARLES WILSON
Vice President,
Business Banker

GARY SCHOFIELD
Vice President,
Business Banker

BWC Mortgage Services

SCOTT SIMONICH
President

BWC MORTGAGE SERVICES

3130 Crow Canyon Place / Suite 240 / San Ramon, CA 94583
925.275.6844 / *www.bwcmortgage.com*

EQUAL HOUSING LENDER

Employee Service Awards

20 Years

BARBARA W. PELLETIER
Vice President

5 Years

CATHY SHIPP

APRIL PATRICK

BEN SCHWEIZER

Retired

STEVE SOWERS
Vice President

Shareholder Information

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
800.937.5449
www.amstock.com

STOCK LISTING
BWC Financial Corp. stock symbol on
NASDAQ: BWCF

For current stock information and other
shareholder news, visit our website at
www.bowc.com

Office Locations

WALNUT CREEK
**Corporate Headquarters
and Main Office**
1400 Civic Drive
Walnut Creek, CA 94596
925.932.5353

ORINDA
224 Brookwood Road
Orinda, CA 94563
925.254.8993

SAN RAMON
3130 Crow Canyon Place
San Ramon, CA 94583
925.866.1414



DANVILLE
680 Hartz Avenue
Danville, CA 94526
925.820.1777

Member FDIC

PLEASANTON
249 Main Street
Pleasanton, CA 94566
925.846.8811

www.bowc.com

FREMONT
Regional Business Center
4030 Clipper Court
Fremont, CA 94538
510.354.3030

LIVERMORE
211 South J Street
Livermore, CA 94550
925.373.3811

SAN JOSE
South Bay Regional Office
1625 The Alameda, Suite 100
San Jose, CA 95126
408.999.0242



BWC FINANCIAL CORP.

1400 Civic Drive
Walnut Creek
California 94596
925.932.5353
www.bowc.com